Exhibit 99.2

NEITHER THIS SECURITY NOR THE ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES UNDERLYING THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTIONS. AS A RESULT THESE SECURITIES (INCLUDING THE ORDINARY SHARES AND THE AMERICAN DEPOSITARY SHARES UNDERLYING THESE SECURITIES) MAY NOT BE OFFERED, TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS (PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM OR IN A TRANSACTION NOT SUBJECT THERETO).

PREFUNDED ADS PURCHASE WARRANT

 REDHILL BIOPHARMA LTD.

Warrant ADSs: [●]	Issue Date: December [●], 2025

THIS PREFUNDED ADS PURCHASE WARRANT TO PURCHASE FULLY PAID ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES (the “Warrant”) certifies that, for value received, YA II PN, Ltd. a Cayman Islands exempt limited company or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after December [●], 2025 (the “Initial Exercise Date”) and until this Warrant is exercised in full (the “Termination Date”) but not thereafter, to subscribe for and purchase from Redhill Biopharma Ltd., an Israeli company (the “Company”), up to [●] of  the Company’s fully paid ordinary shares, no par value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), with each ADS representing ten thousand (10,000) Ordinary Shares, in the amounts and the price per share as set forth in Section 2 (as subject to adjustment hereunder, the “Warrant ADSs”).

Section 1.          Definitions.  For purposes of this Warrant, the following terms shall have the following meanings:

“ADSs” shall have the meaning set forth in the preamble of this Warrant.

“ADS Depositary” shall mean The Bank of New York Mellon and any successor ADS depositary of the Company.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Alternate Consideration” shall have the meaning specified in Section 3(d).

“Attribution Parties” shall have the meaning specified in Section 2(e)(i).

“Beneficial Ownership Limitation” shall have the meaning specified in Section 2(e)(i).

“Bloomberg” means Bloomberg L.P.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Buy-In” shall have the meaning specified in Section 2(d)(iv).

“Commission” means the United States Securities and Exchange Commission.

“Company” shall have the meaning set forth in the preamble of this Warrant.

“Companies Law” means the Israeli Companies Law, 5759-1999.

“Distribution” shall have the meaning specified in Section 3(c).

“DWAC” shall have the meaning specified in Section 2(d)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exercise Price” shall have the meaning specified in Section 2(b).

“Fundamental Transaction” shall have the meaning specified in Section 3(d).

“Holder” shall have the meaning set forth in the preamble of this Warrant.

“Initial Exercise Date” shall have the meaning set forth in the preamble of this Warrant.

“Notice of Exercise” shall have the meaning specified in Section 2(a).

“Ordinary Shares” shall have the meaning set forth in the preamble of this Warrant.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Purchase Rights” shall have the meaning specified in Section 3(b).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Equivalents” means any securities of the Company or its Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares or ADSs, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares or ADSs.

“Standard Settlement Period” shall have the meaning specified in Section 2(d)(i).

“Subsidiary” means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Successor Entity” shall have the meaning specified in Section 3(d).

“Termination Date” shall have the meaning set forth in the preamble of this Warrant.

“Trading Day” means a day on which the principal Trading Market is open for trading; provided, however, that if the ADSs are not listed or quoted on the Trading Market, then Trading Day shall mean any day except Saturday, Sunday, and any day which shall be a legal holiday or a day on which banking institutions in the State of New York or State of Delaware are authorized or required by law or other government action to close.

“Trading Market” means any of the following markets or exchanges on which the ADSs are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB, or OTCQX (or any successors to any of the foregoing).“Transfer Agent” means the current transfer agent of the Company, and any successor transfer agent of the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the daily volume weighted average price of the ADSs for such date (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b)  if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the ADSs so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrant” means this Warrant.

“Warrant ADSs” shall have the meaning specified in the preamble of this Warrant.

“Warrant ADS Delivery Date” shall have the meaning specified in Section 2(d)(i).

“Warrant Register” shall have the meaning specified in Section 4(c).

“Warrant Shares” means the Ordinary Shares underlying the Warrant ADSs.

Section 2.          Exercise.

(a)          Exercise of Warrant.  Exercise of the purchase rights for Warrant ADSs represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company) of a duly executed notice of exercise in the form annexed hereto as Exhibit A (a “Notice of Exercise”), which may be delivered in a .PDF format via electronic mail pursuant to the notice provisions set forth in Section 5(i).  Within two (2) Trading Days of the date said Notice of Exercise is delivered to the Company (or within three (3) Trading Days of the date said Notice of Exercise is delivered to the Company if the Notice of Exercise is received after 12 p.m. EST on such day), the Company shall have received payment of the aggregate Exercise Price of the Warrant ADSs thereby purchased by wire transfer or cashier’s check drawn on a United States bank. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required.  The Company shall be entitled to conclusively assume the genuineness of any signature on any Notice of Exercise delivered to the Company pursuant to this Section 2(a), the legal capacity and competency of all natural persons signing any Notice of Exercise so delivered, the authenticity of any Notice of Exercise so delivered, the conformity to an authentic original of any Notice of Exercise so delivered as certified, authenticated, conformed, photostatic, facsimile, or electronic and the authenticity of the original of such Notice of Exercise.  Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs purchasable hereunder in an amount equal to the applicable number of Warrant ADSs purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within two (2) Business Days of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant ADSs hereunder, the number of Warrant ADSs available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

(b)          Exercise Price.  The aggregate exercise price of this Warrant, except for a nominal exercise price of $0.0001 per Warrant ADS, was pre-funded to the Company on or prior to the Initial Exercise Date and, consequently, no additional consideration (other than the nominal exercise price of $0.0001 per Warrant ADS) shall be required to be paid by the Holder to any Person to effect any exercise of this Warrant.  The Holder shall not be entitled to the return or refund of all, or any portion, of such pre-paid aggregate exercise price under any circumstance or for any reason whatsoever, including in the event this Warrant shall not have been exercised prior to the Termination Date. The remaining unpaid exercise price per ADS under this Warrant shall be $0.0001, subject to adjustment hereunder (the “Exercise Price”).

(c)          Restrictive Legend; Legend Removal.

i.          Restrictive Legend. The certificate(s) or book-entry statement(s) representing any Warrant ADSs issued hereunder, except as set forth below, shall bear a restrictive legend in substantially the following form (and stop transfer instructions may be placed against transfer of any such Securities):

THE ORDINARY SHARES UNDERLYING THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTIONS. AS A RESULT THESE SECURITIES (INCLUDING THE ORDINARY SHARES UNDERLYING THESE SECURITIES) MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS (PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM).

ii.          Legend Removal. Upon the written request by the Holder to the Company if, at the time of such request, the Holder covenants and agrees that it has resold or will resell the Warrant ADSs only (A)(i) pursuant to an effective registration statement registering the issuance of the Warrant ADSs to or resale of Warrant ADSs by the Holder under the Securities Act, in a manner described under the caption “Plan of Distribution” in such registration statement, in a manner in compliance with all applicable U.S. federal and state securities laws, rules, and regulations, including, without limitation, any applicable prospectus delivery requirements of the Securities Act, or (ii) in compliance with an available exemption under the Securities Act, and (B) concurrently with such request, the Holder delivers to the Company, its counsel, the Transfer Agent, and the ADS Depositary a customary written certification that the requirements set forth in clause (a) are accurate, and if the Holder resold the Warrant ADSs under (A)(ii), to the extent the Company’s counsel or the Transfer Agent or the ADS Depositary requires, additional customary requirements to qualify for the applicable exemption under the Securities Act, the Company shall, no later than one (1) Trading Day following the delivery by the Holder to the Transfer Agent and/or ADS Depositary, as applicable, of one or more legended certificates or book-entry statements representing any Securities subject to such request, together with such other documentation from the Holder and its designated broker-dealer as the Transfer Agent and/or ADS Depositary, as applicable, deem reasonably necessary and appropriate, authorize the Transfer Agent and/or ADS Depositary, as applicable, to remove the Securities Act restrictive legend (and any stop transfer instructions placed against transfer thereof) contemplated by Section 2(c)(i) affixed to the Warrant ADSs (as applicable) subject to such request.  At the times the Company authorizes the removal of the Securities Act restrictive legends on the Warrant ADSs subject to such request (and any stop transfer instructions placed against transfer thereof) pursuant to this Section 2(c)(ii)), the Company shall, at its sole expense, use its commercially reasonable efforts to cause its legal counsel to issue to the Transfer Agent and/or ADS Depositary, as applicable, a legal opinion or direction letter authorizing the Transfer Agent and/or ADS Depositary, as applicable, to remove the Securities Act restrictive legends contemplated by Section 2(c)(i) on the Warrant ADSs (as applicable) subject to such request (which legal opinion or direction letter may be delivered to the Transfer Agent and/or ADS Depositary, as applicable, in advance setting forth the conditions to the removal of such legends).  The Company shall be responsible for the fees of its Transfer Agent and ADS Depositary and the Company’s legal counsel associated with any such legend removals.  If counsel to the Company fails to provide a legal opinion reasonably satisfactory to the Transfer Agent and/or ADS Depositary, as applicable, in accordance with this Section, the Holder shall have the right to provide an opinion of counsel selected by the Holder, the cost of which shall be borne by the Company.

(d)          Mechanics of Exercise.

i.          Delivery of Warrant ADSs Upon Exercise.  Upon the delivery by the Holder of a Notice of Exercise in accordance with Section 2(a),the Company shall cause the Warrant ADSs purchased hereunder to be transmitted by the ADS Depositary to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through the deliver order (DO) system maintained by DTC (or any similar program hereafter adopted by DTC performing substantially the same function) or its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) the legend has been properly removed from the Warrant in accordance with Section 2(c)(ii) or (B) there is an effective registration statement permitting the issuance of the Warrant ADSs to or resale of the Warrant ADSs by Holder, and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant ADSs to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise.  In any case, delivery will be made by the date that is the earlier of (i) one (1) Trading Day after the delivery to the Company of the Notice of Exercise and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (provided that delivery shall be two (2) Trading Days after delivery to the Company of said Notice of Exercise if the Company receives the Notice of Exercise after 12 p.m. EST on such day) (such date, the “Warrant ADS Delivery Date”).   Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs, provided that payment of the aggregate Exercise Price is received by the Warrant ADS Delivery Date.  If the Company fails for any reason to deliver to the Holder the Warrant ADSs subject to a Notice of Exercise by the Warrant ADS Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant ADSs subject to such exercise (based on the VWAP of the ADSs on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fourth Trading Day after the Warrant ADS Delivery Date) for each Trading Day after such Warrant ADS Delivery Date until such Warrant ADSs are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent and ADS Depositary that is a participant in the DTC/FAST program so long as this Warrant remains outstanding and exercisable.  As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the ADSs as in effect on the date of delivery of the Notice of Exercise.

ii.          Delivery of New Warrants Upon Exercise.  If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.          Rescission Rights.  If the Holder fails to make payment of the aggregate Exercise Price of the Warrant ADSs pursuant to a Notice of Exercise within two (2) Trading Days of the date said Notice of Exercise is delivered to the Company by wire transfer or cashier’s check drawn on a United States bank, then the Company will have the right to rescind such exercise. If the Company fails to cause the ADS Depositary to transmit to the Holder the Warrant ADSs pursuant to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise.

iv.          Compensation for Buy-In on Failure to Timely Deliver Warrant ADSs Upon Exercise.  In addition to any other rights available to the Holder, if the Company fails to cause the ADS Depositary to transmit to the Holder the Warrant ADSs in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant ADS Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, ADSs to deliver in satisfaction of a sale by the Holder of the Warrant ADSs which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant ADSs for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder.  For example, if the Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of ADSs with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver ADSs upon exercise of the Warrant as required pursuant to the terms hereof; provided that the ADS Depositary may close its books to deposits of shares for issuance of ADSs at its discretion in accordance with the terms of the ADS Deposit Agreement.

v.          No Fractional Shares or Scrip.  No fractional shares or scrip representing fractional ADSs or Ordinary Shares shall be issued upon the exercise of this Warrant.  As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi.          Charges, Taxes, and Expenses.  Issuance of Warrant ADSs shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of Warrant ADSs, all of which taxes and expenses shall be paid by the Company, and such Warrant ADSs shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant ADSs are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all fees charged by the ADS Depositary, the Transfer Agent, and the Depository Trust Company (or other established clearing corporation) required for processing of any Notice of Exercise.

vii.          Closing of Books.  The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

(e)          Holder’s Exercise Limitations.

i.          The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”), “holds” or would “hold” (as defined for purposes of the Israeli Companies Law, 1999, as amended (the “Companies Law”) or would “beneficially own” (as defined for purposes of Section 13(d) of the 1934 Act) in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of calculating “beneficial ownership” under this Section 2(e), the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares represented by ADSs issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares represented by ADSs which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.  For purposes of this Section 2(f), “holdings” shall be calculated in accordance with the Companies Law. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of this Warrant that are in non-compliance with the Beneficial Ownership Limitation, it being understood that the Company has the right to confirm that any exercise does not result in “holdings” of the Holder exceeding the Beneficial Ownership Limitation.  In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  For purposes of this Section 2(e), in determining the number of outstanding Ordinary Shares and ADSs, a Holder may rely on the number of outstanding Ordinary Shares and ADSs as reflected in (A) the Company’s most recent Annual Report on Form 20-F, Report of Foreign Private Issuer on Form 6-K or other public filings filed with the Commission, as the case may be, (B) a more recent public announcement by the Company, or (C) a more recent written notice by the Company, the Transfer Agent or the ADS Depositary setting forth the number of ADSs outstanding.  Upon the written request of a Holder (which, for clarity, includes electronic mail), the Company shall within one Trading Day confirm orally and in writing to the Holder the number of ADSs then outstanding.  In any case, the number of outstanding ADSs shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates since the date as of which such number of outstanding ADSs was reported.  The “Beneficial Ownership Limitation” shall be 9.99% of the number of ADSs outstanding immediately after giving effect to the issuance of ADSs issuable upon exercise of this Warrant. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.  The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

ii.          To the extent the exercise of any portion of this Warrant requires the Company to receive the approval of the Company’s shareholders pursuant to NASDAQ Capital Market Listing Rules or the corporate or securities laws of any other applicable jurisdiction (including but not limited to Section 270(5) of the Companies Law), the Company shall not effect such exercise of this Warrant, and a Holder shall not have the right to exercise any such portion of this Warrant, pursuant to Section 2 or otherwise, unless and until such approval has been received by the Company.

Section 3.          Certain Adjustments.

(a)          Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on Ordinary Shares or ADSs or any other equity or equity equivalent securities payable in Ordinary Shares or ADSs (which, for avoidance of doubt, shall not include any ADSs issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Ordinary Shares or ADSs into a larger number of Ordinary Shares or ADSs, (iii) combines (including by way of reverse share split) outstanding Ordinary Shares or ADSs into a smaller number of Ordinary Shares or ADSs, or (iv) issues by reclassification of Ordinary Shares or ADSs or any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury Ordinary Shares, if any) outstanding immediately before such event (including those representing ADSs) and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event (including those representing ADSs), and the number of ADSs issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged.  Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, or re‑classification.

(b)          Subsequent Rights Offerings.  In addition to any adjustments pursuant to Section 3(a) above, during such time as this Warrant is outstanding, if at any time the Company grants, issues or sells any Share Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares or ADSs (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or “holding” or “beneficial ownership” of such Ordinary Shares or ADSs as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(c)          Pro Rata Distributions.  During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares or ADSs, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the “holding” or “beneficial ownership” of any Ordinary Shares or ADSs as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation). To the extent that this Warrant has not been partially or completely exercised at the time of such Distribution, such portion of the Distribution shall be held in abeyance for the benefit of the Holder until the Holder has exercised this Warrant.

(d)          Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person (other than for the purpose of changing the jurisdiction of incorporation of the Company or a holding company for the Company), (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets (on a consolidated basis) in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares or ADSs are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of greater than 50% of the voting power of the outstanding securities of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or ADSs or any compulsory share exchange pursuant to which the Ordinary Shares or ADSs are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires greater than 50% of the outstanding shares Ordinary Shares (including those representing ADSs) or greater than 50% of the voting power of the outstanding securities of the Company (not including any Ordinary Shares or ADSs held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of ADSs or other capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of ADSs for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant).  For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one ADS in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Ordinary Shares or ADSs are given any choice as to the securities, cash, or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the ADSs acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder.  Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall be added to the term “Company” under this Warrant (so that from and after the occurrence or consummation of such Fundamental Transaction, each and every provision of this Warrant referring to the “Company” shall refer instead to each of the Company and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Company, may exercise every right and power of the Company prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Company prior thereto under this Warrant with the same effect as if the Company and such Successor Entity or Successor Entities, jointly and severally, had been named as the Company herein.

(e)          Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of ADSs or Ordinary Shares, as applicable, deemed to be issued and outstanding as of a given date shall be the sum of the number of ADSs or Ordinary Shares (excluding treasury ADSs or Ordinary Shares, if any, as applicable) issued and outstanding.

(f)          Notice to Holder.

i.          Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver via electronic mail to the Holder a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant ADSs and setting forth a brief statement of the facts requiring such adjustment.

ii.          Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares or ADSs, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares or ADSs, (C) the Company shall authorize the granting to all holders of the Ordinary Shares or ADSs rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares or ADSs, any consolidation or merger to which the Company (or any of its Subsidiaries) is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Ordinary Shares or ADSs are converted into other securities, cash, or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered via electronic mail to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights, or warrants, or if a record is not to be taken, the date as of which the holders of Ordinary Shares or ADSs of record to be entitled to such dividend, distributions, redemption, rights, or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer, or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares or ADSs of record shall be entitled to exchange their Ordinary Shares or ADSs for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of its Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

(g)          Voluntary Adjustment By Company.  Subject to the rules and regulations of the Trading Market, the Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

Section 4.          Transfer of Warrant.

(a)          Transferability.  Subject to compliance with any applicable securities laws and the provisions below, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto as Exhibit B duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer.  Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled.  Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full.  The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant ADSs without having a new Warrant issued. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, to provide to the Company and the Depositary an opinion of counsel selected by the transferor and reasonably acceptable to the Company and the Depositary, the cost of which shall be borne by the Company and the form and substance of which opinion shall be reasonably satisfactory to the Company and the Depositary, to the effect that such transfer does not require registration of such transferred Warrants or Warrant Shares or Warrant ADSs under the Securities Act.

(b)          New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney.  Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the initial issuance date of this Warrant and shall be identical with this Warrant except as to the number of Warrant ADSs issuable pursuant thereto.

(c)          Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time.  The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d)          Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant ADSs issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act; provided, however, that the Investor reserves the right to dispose of the Warrant ADSs at any time in accordance with federal and state securities laws and the applicable securities laws of any jurisdiction relevant to such disposition and subject to compliance with the terms of this Warrant.

Section 5.          Miscellaneous.

(a)          No Rights as ADS Holder or Shareholder Until Exercise; No Settlement in Cash.  This Warrant does not entitle the Holder to any voting rights, dividends, or other rights as a shareholder or ADS holder of the Company prior to the exercise hereof as set forth in Section 2(a), except as expressly set forth in Section 3.  Without limiting any rights of a Holder to receive cash payments pursuant to Section 2(d)(i) and Section 2(d)(iv) herein, in no event shall the Company be required to net cash settle an exercise of this Warrant.

(b)          Loss, Theft, Destruction, or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant ADSs, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or ADS certificate, if mutilated, the Company will make and deliver a new Warrant or ADS certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or ADS certificate.

(c)          Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

(d)          Authorized Shares.  The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the deposit of Ordinary Shares for the issuance of the Warrant ADSs upon the exercise of any purchase rights under this Warrant.  The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Ordinary Shares and Warrant ADSs upon the exercise of the purchase rights under this Warrant.  The Company will take all such reasonable action as may be necessary to assure that such Ordinary Shares Warrant ADSs may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the ADSs may be listed.  The Company covenants that all Warrant ADSs which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant ADSs in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment.  Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Ordinary Shares or Warrant ADSs above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant ADSs upon the exercise of this Warrant, and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e)          Depositary Instructions.  The Company covenants and agrees that it will, at all times during the period the Warrant is outstanding, maintain a duly qualified independent ADS Depositary.  Subject to Section 5(g), the Company warrants that it will not direct its ADS Depositary not to transfer or delay, impair, and/or hinder its ADS Depositary in transferring (or issuing and delivering) (electronically or in certificated form) any certificate or book-entry statement for Warrant ADSs to be issued to the Holder upon exercise of or otherwise pursuant to this Warrant as and when required by this Warrant (provided, however, that the ADS Depositary shall not be required to remove restrictive legends from the Warrant ADSs if it has not received customary and reasonable documentation with respect to such removal to its satisfaction and in accordance with this Warrant).  Nothing in this Section shall affect in any way the Holder’s obligations to comply with all applicable prospectus delivery requirements, if any, upon resale of the Warrant ADSs.  As a condition to any resale of the Warrant ADSs, (x) the Company, the ADS Depositary or the Transfer Agent may require an opinion of the Company’s legal counsel, the form and substance of which opinion shall be reasonably satisfactory to the Company, its legal counsel, the ADS Depositary, and the Transfer Agent to the effect that such resale has been registered under the Securities Act pursuant to the Registration Statement or does not require registration under the Securities Act pursuant to an available exemption therefrom, and (y) the Investor shall provide to the Company, its legal counsel, the ADS Depositary, and the Transfer Agent such representations by the Investor and/or the broker executing such resale or other documentation required by the Company, its legal counsel, the ADS Depositary, and the Transfer Agent in support of such opinion.  If the Company fails to cause its legal counsel to provide the legal opinion described in the immediately preceding sentence in connection with a resale effected pursuant to an exemption from registration under the Securities Act (including Section 4(a)(1) of the Securities Act and the Rule 144 safe harbor thereunder) and if permitted by the ADS Depositary and the Transfer Agent, the Investor shall have the right to provide an opinion of a legal counsel selected by the Investor and reasonably acceptable to the Company, which opinion shall be in form and substance satisfactory to the Company (together with any representations by the Investor and/or the broker executing such resale or other documentation required by the Company, the ADS Depositary, and the Transfer Agent in support of such opinion), the cost of which shall be borne by the Company. The Company shall also pay all costs associated with any opinions delivered by its legal counsel.  If the Company or a Holder provides such an opinion and such sale or transfer is effected, the Company shall permit the transfer, and, in the case of the Warrant ADSs, promptly instruct its ADS Depositary to issue and deliver one or more certificates or book-entry statements, free from restrictive legend, in such name and in such denominations as specified by the Holder with respect to such Warrant ADSs.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transactions contemplated hereby.  Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(e) may be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section, that the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach and requiring immediate transfer, without the necessity of showing economic loss and without any bond or other security being required

(f)          Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof.  Each party hereby irrevocably submits that any dispute, controversy, or claim arising out of or relating to this Warrant shall be submitted to the exclusive jurisdiction of the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware.  Each party hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.  The Company and the Holder agree that all dispute resolution proceedings in accordance with this Section 5(f) may be conducted in a virtual setting.  If either party shall commence an action, suit, or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(g)          Restrictions.  The Holder acknowledges that the Warrant ADSs acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

(h)          Nonwaiver and Expenses.  No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers, or remedies, notwithstanding that all rights hereunder terminate on the Termination Date.  If the Company fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(i)          Notices.  Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Exercise, shall be in writing and delivered personally or by e-mail, addressed to the Company, at 21 Ha’arba’a Street, Tel Aviv 6473921, Israel, Attention: Dror Ben-Asher, Chief Executive Officer, email address: dror@redhillbio.com or such other email address or address as the Company may specify for such purposes by notice to the Holders. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the e-mail address or address of such Holder appearing on the books of the Company. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section prior to 4:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 4:30 p.m. (New York City time) on any Trading Day, or (iii) upon actual receipt by the party to whom such notice is required to be given.  To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K.

(j)          Limitation of Liability.  No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADSs, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or ADSs or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(k)          Remedies.  The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant, without the necessity of showing economic loss and without any bond or other security being required.  The Company agrees that monetary damages may not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(l)          Successors and Assigns.  Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder.  The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant ADSs.

(m)          Amendment.  This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(n)          Severability.  If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(o)          Headings.  The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

REDHILL BIOPHARMA LTD.

By:
Name: Dror Ben-Asher Title: CEO	Razi Ingber CFO

EXHIBIT A
NOTICE OF EXERCISE

TO:          REDHILL BIOPHARMA LTD.

(1)          The undersigned hereby elects to purchase ________ Warrant ADSs of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)          Payment shall take the form of in lawful money of the United States

(3)          Please register and issue said Warrant ADSs in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant ADSs shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

(4)          Accredited Investor.  The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

(5)          Notice of Ordinary Shares “held” (as defined in the Israeli Companies Law, 1999, as amended: ___________________________

[SIGNATURE OF HOLDER]

Name of Investing Entity: ___________________________________________________________
Signature of Authorized Signatory of Investing Entity: _____________________________________
Name of Authorized Signatory: _______________________________________________________
Title of Authorized Signatory: ________________________________________________________
Date: ____________________________________________________________________________

EXHIBIT B

ASSIGNMENT FORM
(To assign the foregoing Warrant, execute this form and supply required information.  Do not use this form to exercise the Warrant to purchase Warrant ADSs.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:	______________________________________
(Please Print)

Address:	______________________________________
(Please Print)

Phone Number:	______________________________________

Email Address:	______________________________________

Dated: _______________ __, ______

Holder’s Signature: ____________________

Holder’s Address: ____________________